                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*


                            ALLOS THERAPEUTICS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
            Series A Exchangeable Preferred Stock, $0.001 Par Value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   01977710-1
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                     Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:

                            Steven J. Gartner, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                            New York, NY 10019-6099
                                 (212) 728-8000

                                 March 4, 2005
-------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: /_/

       NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO.   01977710-1
-------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus Private Equity VIII, L.P.        I.R.S. #13-4161869
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                     (a) / /
                                                                   (b) /X/

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- -------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                      / /

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                0
  NUMBER OF           --------- -----------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                   22,624,430**
 REPORTING            --------- -----------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                22,624,430**
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            22,624,430**
----------- -------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                          / /
----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            42.1%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- -------------------------------------------------------------------

**Represents 22,624,430 shares of Common Stock issuable upon exchange of the Exchangeable Preferred Stock (with the percentage ownership calculated using the number of outstanding shares of Common Stock after giving effect to the exchange of the outstanding shares of Exchangeable Preferred Stock).

SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO.   01977710-1
-------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg Pincus & Co.                            I.R.S. #13-6358475
----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (See Instructions)                                    (a) / /
                                                                  (b) /X/

----------- -------------------------------------------------------------------
    3       SEC USE ONLY

----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- -------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                            / /


----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                0
  NUMBER OF          --------- -----------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                   22,624,430**
 REPORTING           --------- -----------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                22,624,430**
----------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            22,624,430**
----------- -------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)                         / /

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            42.1%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- -------------------------------------------------------------------

**Represents 22,624,430 shares of Common Stock issuable upon exchange of the Exchangeable Preferred Stock (with the percentage ownership calculated using the number of outstanding shares of Common Stock after giving effect to the exchange of the outstanding shares of Exchangeable Preferred Stock).

SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP NO.  01977710-1
-------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Warburg Pincus LLC                               I.R.S. #13-3536050
---------- --------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)                                    (a) / /
                                                                 (b) /X/

---------- --------------------------------------------------------------------
    3      SEC USE ONLY

---------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           N/A
---------- --------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                            / /

---------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                0
  NUMBER OF           --------- -----------------------------------------------
   SHARES                8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                   22,624,430**
 REPORTING            --------- -----------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- -----------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                22,624,430**
---------- --------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           22,624,430**
---------- --------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES (See Instructions)                         / /


---------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           42.1%
---------- --------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
---------- --------------------------------------------------------------------

**Represents 22,624,430 shares of Common Stock issuable upon exchange of the Exchangeable Preferred Stock (with the percentage ownership calculated using the number of outstanding shares of Common Stock after giving effect to the exchange of the outstanding shares of Exchangeable Preferred Stock).

         This Schedule 13D is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), and Warburg Pincus & Co., a New York general partnership ("WP," and together with WP VIII and WP LLC, the "Reporting Persons"). The holdings of the Reporting Persons indicated in this
Schedule 13D include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I ("WPNPE VIII I") and Warburg Pincus Germany Private Equity VIII KG ("WPGPE VIII" and together with WP VIII and WPNPE VIII I, the "Investors"). WP, WP LLC and the Investors are referred to in this Schedule 13D as the "Group Members."

         The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Group Members to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 1. Unless the context otherwise requires, references herein to the "Common Stock" are to shares of common stock, par value $0.001 per share, of Allos Therapeutics, Inc., a Delaware corporation (the "Company") and references to the "Exchangeable Preferred Stock" are to shares of Series A Exchangeable Preferred Stock, par value $0.001 per share, of the Company. Each Group Member disclaims beneficial ownership of all shares of Common Stock or Exchangeable Preferred Stock, other than those reported herein as being owned by it.

ITEM 1. SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the Common Stock and Exchangeable Preferred Stock of the Company, and is being filed pursuant to Rule

13d-1 of the Exchange Act. The address of the principal executive offices of the Company is 11080 CirclePoint Road, Westminster, Colorado, 80020.


ITEM 2. IDENTITY AND BACKGROUND.

         (a) This statement is filed by the Group Members. The Group Members are deemed to be a group within the meaning of Rule 13d-5. The sole general partner of each Investor is WP. WP LLC manages each Investor. The general partners of WP and the members of WP LLC, and their respective business addresses and principal occupations, are set forth on Schedule I hereto.

         (b) The address of the principal business and principal office of each of the Group Members is 466 Lexington Avenue, New York, New York 10017.

         (c) The principal business of each Investor is that of making private equity and related investments. The principal business of WP is acting as general partner of each of the Investors and certain other private equity funds. The principal business of WP LLC is acting as manager of each of the Investors and certain other private equity funds.

         (d) None of the Group Members, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Group Members, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraphs (a) and (d) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) WPNPE VIII I is organized under the laws of the Netherlands. WPGPE VIII is organized under the laws of Germany. Except as otherwise indicated above or on Schedule I hereto, each of the individuals referred to in paragraphs (a) and (d) above is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to a Securities Purchase Agreement, dated as of March 2, 2005, by and among WP VIII and the Company (a copy of which is attached hereto as Exhibit 2 and hereinafter referred to as the "Purchase Agreement"), the Investors agreed to purchase an aggregate amount of $50,000,000 of Exchangeable Preferred Stock from the Company. The Investors purchased 2,262,443 shares of Exchangeable Preferred Stock, at a price per share of $22.10 (the "Preferred Purchase Price"), in the aggregate principal amount of $49,999,990.30 with the purchase price paid in cash on March 4, 2005 (the "Closing Date"). The Exchangeable Preferred Stock is non-voting stock, except as otherwise required by Delaware law and subject to a right of its holders to consent to any amendment of its terms.

         Pursuant to Section 5.6 of the Purchase Agreement, the Company has agreed to call a meeting of its stockholders (the "Stockholders Meeting") to approve, among other things, an exchange of the Exchangeable Preferred Stock for shares of the Company's Common Stock. If stockholder approval is obtained at the Stockholders Meeting, and upon the receipt of the necessary approval pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Approval"), each share of Exchangeable Preferred Stock will be exchanged for 10 shares of the Company's Common Stock (subject to the appropriate adjustment in the event of any stock dividend, stock split, stock distribution or combination, subdivision, reclassification or other corporate actions having the similar effect with respect to the Common Stock); provided that such approvals are obtained by the 15 month anniversary of the Closing Date. If the stockholder approval and HSR Approval are not obtained by the 15 month anniversary of the Closing Date, then the Exchangeable Preferred Stock will remain outstanding pursuant to its terms and will not be exchanged for shares of Common Stock.

         Pursuant to Section 4 of the Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series A Exchangeable Preferred Stock of Allos Therapeutics, Inc. (the "Certificate of Designations," a copy of which is attached hereto as Exhibit 3), beginning on the first anniversary of the Closing Date and for so long as the Exchangeable Preferred Stock remains outstanding, the holders of the Exchangeable Preferred Stock will be entitled to receive, in preference to all other classes of the Company's preferred and Common Stock, cumulative dividends at an annual rate of 10%, compounded quarterly, of the Preferred Purchase Price. Such dividends may be paid in-kind in additional shares of Exchangeable Preferred Stock at the Company's option.

         Pursuant to Section 8 of the Certificate of Designations, for so long as the Exchangeable Preferred Stock remains outstanding, upon the later of (i) the fourth anniversary of the Closing Date and (ii) the date that is thirty days after the date on which the Company publicly announces the final results of its ENRICH trial (the Phase 3 clinical trial of its investigational radiation sensitizer EFAPROXYN (efaproxiral) in patients with brain metastases originating from breast cancer) (the "Redemption Eligibility Date"), the holders of the

Exchangeable Preferred Stock will have the option to cause the Company to redeem their outstanding shares of Exchangeable Preferred Stock for cash in a per share amount equal to the greater of (a) the Preferred Purchase Price plus all accrued but unpaid dividends (whether or not declared) through the date of such redemption or (b) ten times the average closing price of the Company's listed common stock for the twenty trading days immediately preceding the date of any such redemption (the "Redemption Price").

         In addition, for so long as the Exchangeable Preferred Stock remains outstanding, the Company will have the option to redeem the outstanding shares of Exchangeable Preferred Stock for cash in a per share amount equal to the Redemption Price at any time following the Redemption Eligibility Date.

         Pursuant to Section 5 of the Certificate of Designations, for so long as the Exchangeable Preferred Stock remains outstanding, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Exchangeable Preferred Stock will have the option to cause the Company to redeem their outstanding shares of Exchangeable Preferred Stock for cash in a per share amount equal to the Redemption Price.

         Pursuant to Section 5 of the Certificate of Designations, for so long as the Exchangeable Preferred Stock remains outstanding, upon a "change in control" of the Company (as defined in the Certificate of Designations), the holders of the Exchangeable Preferred Stock will have the option to cause the Company to redeem their outstanding shares of Exchangeable Preferred Stock for cash in a per share amount equal to the greater of (i) ten times the fair market value of the consideration per share received by each holder of common stock in the change in control, or (ii) the Preferred Purchase Price plus all accrued but unpaid dividends (whether or not declared) through the date of such change of control.

         For the purpose of this Schedule 13D, it has been assumed that the Exchangeable Preferred Stock will be exchanged into 22,624,430 shares of Common Stock (determined by multiplying the aggregate number of shares of Exchangeable Preferred Stock purchased on the Closing Date by 10). This assumption, however, does not give effect to the dividends that may accrue on the Exchangeable Preferred Stock which may be paid in shares of Exchangeable Preferred Stock at the option of the Company and if the exchange occurs, will be exchanged for shares of Common Stock. When and if the Exchangeable Preferred Stock is exchanged for shares of Common Stock, an amendment to this Schedule 13D will be filed reflecting the actual number of shares of Common Stock acquired upon consummation of the exchange.

         The total amount of funds required to purchase the shares of Exchangeable Preferred Stock pursuant to the Purchase Agreement was furnished from the working capital of such Investors. No additional funds were required to acquire beneficial ownership of the Exchangeable Preferred Stock reported on this Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

         The purchases by the Investors of the Securities as described herein were effected because of the Reporting Persons' belief that the Company represents an attractive investment based on the Company's business prospects and strategy. Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional shares of the Company or engage in discussions with the Company concerning future acquisitions of shares of capital stock of the Company or further investments by them in the

Company. The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company's capital stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Company.

         As discussed in Item 3 above, WP VIII entered into the Purchase Agreement pursuant to which the Company agreed to issue and sell and the Investors agreed to purchase shares of Exchangeable Preferred Stock on the Closing Date. The terms of the Exchangeable Preferred Stock and the exchange of the Exchangeable Preferred Stock into shares of the Company's Common Stock are described in Item 3 above, such summary being incorporated in this Item 4 by reference, and qualified in its entirety by reference to the Purchase Agreement attached hereto as Exhibit 2 and the Certificate of Designations attached hereto as Exhibit 3. The following summarizes certain provisions of the Purchase Agreement and is qualified in its entirety by reference to the Purchase
Agreement:

         Pursuant to Section 5.4(a) of the Purchase Agreement, for so long as WP VIII owns at least two-thirds of (i) the aggregate number of the shares of the Exchangeable Preferred Stock acquired by WP VIII on the Closing Date, or (ii) in the event the exchange occurs, the aggregate number of the shares of Common Stock owned by it immediately after giving effect to the exchange (the "Exchange Date Shares"), the Company will nominate and use its best efforts to cause to be elected and cause to remain as directors on the Board of Directors (the "Board") two individuals designated by WP VIII (each, an "Investor Designee" and collectively, the "Investor Designees"). In the event Section 5.4(a) of the Purchase Agreement is no longer applicable, pursuant to Section 5.4(b) of the Purchase Agreement, for as long as WP VIII owns at least 50% of (i) the aggregate number of shares of the Exchangeable Preferred Stock acquired by it on the Closing Date, or, (ii) in the event the Exchange occurs, the Exchange Date Shares, the Company will nominate and use its best efforts to cause to be elected and cause to remain as a director on the Board, one Investor Designee. One of the Investor Designees shall be a member of each principle committee of the Board, subject to applicable law and the rules and regulations of the Securities and Exchange Commission and the NASDAQ Stock Market. In addition, pursuant to Section 6.6 of the Purchase Agreement, effective as of the Closing Date, Mr. Stewart Hen and Mr. Jonathan Leff were elected to the Board. Messrs. Hen and Leff are members and managing directors of WP LLC and partners of WP.

         Pursuant to Section 5.5 of the Purchase Agreement, if at any time the Company proposes to issue equity securities (including, without limitation, Common Stock, any warrants, options or other rights to acquire equity securities convertible or exchangeable into equity securities), then subject to the several exceptions discussed below, for so long as WP VIII beneficially owns at least two-thirds of (i) the aggregate number of the shares of the Exchangeable Preferred Stock acquired by it on the Closing Date, or (ii) in the event that the exchange occurs, the Exchange Date Shares, the Company will be required to offer to WP VIII a portion of the equity securities proposed to be issued equal to the percentage of Common Stock owned by WP VIII multiplied by the total number of equity securities proposed to be issued. These subscription rights shall not apply in the event the Company issues: (i) to the public in a firm commitment underwriting pursuant to a registration statement filed under the Securities Act of 1933, as amended (the "Securities Act"); (ii) the issuance of equity securities to employees, officers or directors of, or consultants or advisors to the Company pursuant to any employee benefit plan approved by the Board; (iii) any equity securities issued as consideration in connection with an acquisition, merger or consolidation by the Company provided such acquisition, merger or consolidation has been approved by the Board; (iv) securities issued in connection with licensing, marketing or distribution arrangements or similar strategic transactions approved by the Board; (v) stock issued or issuable pursuant to any rights or agreements outstanding as of the date of the Purchase Agreement, including warrants outstanding as of the date of the Purchase Agreement to purchase up to 1,706,893 shares of Common Stock, and stock issued pursuant to any such rights or agreements granted after the date of the Purchase Agreement approved by the Board; provided that the subscription rights established by Section 5.5 of the Purchase Agreement apply with respect to the initial sale or grant by the Company of such rights or agreements; (vi) shares of Exchangeable Preferred Stock issued as dividends with respect to the Exchangeable Preferred Stock purchased pursuant to the Purchase Agreement, or
(vii) shares of Common Stock issued or issuable upon exchange of the Exchangeable Preferred Stock.

         Pursuant to the Registration Rights Agreement, dated as of March 4, 2005, by and among WP VIII and the Company (a copy of which is attached hereto as Exhibit 4), the Investors have been granted certain registration rights. The following summarizes certain provisions of the Registration Rights Agreement and is qualified in its entirety by reference to the Registration Rights Agreement:

         Pursuant to Section 2(a) of the Registration Rights Agreement, if the Company receives a written request that the Company effect any registration with respect to all or a part of the registrable securities from WP VIII, at any time on or after the second anniversary of the Closing Date, the Company will use its commercially reasonable efforts to effect such registration. However, WP VIII may not request registration if the Company has already effected one such registration. In the event that the Company registers any of its equity securities on or after the second anniversary of the Closing Date, either for its own account or for the account of other stockholders, subject to certain exceptions, then the holders of Registrable Securities (as defined in the Registration Rights Agreement) (the "Holders") will be able to request inclusion in the registration pursuant to Section 2(b) of the Registration Rights Agreement. However, the Holders will not be able to request inclusion in such registration in the event that: (i) the registration is solely related to employee benefit plans, (ii) the registration is solely related to a Rule 145 transaction under the Securities Act, or (iii) the registration is on any registration form which does not permit secondary sales or does not include substantially the same information as would be required to be included in a registration statement covering the sale of Registrable Securities. In addition, pursuant to Section 2(c) of the Registration Rights Agreement, the Company shall use commercially reasonable efforts to maintain its qualification for registration on Form S-3 for secondary sales and the Holders may at any time on or after the second anniversary of the Closing Date request two registrations on Form S-3.

         Pursuant to the letter agreement, dated as of March 4, 2005, by and among WP VIII, WP, WP LLC (collectively the "Purchaser Group") and the Company (a copy of which is attached hereto as Exhibit 5 and hereinafter referred to as the "Standstill Agreement"), the Purchaser Group agreed not to pursue, for four years, certain activities the purpose or effect of which may be to change or influence the control of the Company. The following summarizes certain provisions of the Standstill Agreement and is qualified in its entirety by reference to the Standstill Agreement:

         Pursuant to Section 2(a) of the Standstill Agreement, the Purchaser Group and their Affiliates (as defined in the Standstill Agreement) agreed that for a period of four years from the date of the Standstill Agreement, the Purchaser Group or any of their respective Affiliates will not, without the prior written consent of a majority of the independent directors who are not affiliated with the Purchaser Group, in any manner acquire, agree or seek to acquire, or make any proposal or offer (other than to a member of the Board or senior management of the Company by means that would not cause public dissemination thereof) to acquire, whether directly or indirectly: (i) any material assets of the Company or (ii) beneficial ownership of any shares of Common Stock, voting equity securities, or any securities convertible or exchangeable into or exercisable for any such shares of Common Stock or other securities (including derivatives), in excess of 44% of (x) the outstanding Common Stock, plus (y) the Exchange Date Shares, calculated as if such Exchange Date Shares had been issued pursuant to an exchange as of immediately following the original issuance of each such share of outstanding Exchangeable Preferred Stock (collectively, the "Permitted Shares").

         Pursuant to Section 2(b) of the Standstill Agreement, for so long as WP VIII or its affiliates beneficially own more than (i) 580,000 shares of Exchangeable Preferred Stock acquired pursuant to the Purchase Agreement, or
(ii) 10% of the Company's outstanding Common Stock, no member of the Purchaser Group or any of their respective affiliates will, without the prior written consent of a majority of the independent directors who are not affiliated with the Purchaser Group: (a) propose to any person (other than to a member of the Board or senior management of the Company by means that would not cause public dissemination thereof) or effect, seek to effect or enter into, whether alone or in concert with others, any merger, tender offer, consolidation, acquisition, scheme, business combination or other extraordinary transaction in which the Company or any of its subsidiaries is a constituent corporation or party (a "Business Combination"); (b) solicit proxies or shareholder consents or participate in any such solicitation for any purpose relating to the election or removal of directors of the Company; (c) support, solicit proxies or shareholder consents or participate in any such solicitation or vote in favor of any Business Combination, or propose to any person or effect, seek to effect or enter into, whether alone or in concert with others, any Business Combination, in which the Purchaser Group, in the event the Exchangeable Preferred Stock has been exchanged for Common Stock in accordance with the terms thereof, receives or would be entitled to receive consideration on a per share basis which is greater than the consideration to be received on a per share basis by the other holders of Common Stock; provided, however, that in the event the Exchangeable Preferred Stock remains outstanding at the time of a change in control, nothing contained in the Standstill Agreement will limit or otherwise prevent the Purchaser Group from receiving the consideration per share for their shares of

Exchangeable Preferred Stock that they beneficially own in accordance with the terms of such Exchangeable Preferred Stock; (d) form, join, encourage, influence, advise or participate in a "group" (as defined in Section 13(d)(3) of the Exchange Act) in connection with any of the foregoing; or (e) make, or take any action (including a request to waive or amend any provision of the Standstill Agreement) that would cause the Company to make, a public announcement regarding any intention of the Purchaser Group or any of their respective affiliates to take an action which would be prohibited by any of the foregoing.

         Pursuant to Section 4 of the Standstill Agreement, in the event the Purchaser Group and their affiliates beneficially own more than 33% of the Company's outstanding Common Stock, any shares of Common Stock entitled to vote for the election of directors beneficially owned by the Purchaser Group and their affiliates in excess of 33% of the shares of Common Stock then outstanding, with respect to the election or removal of directors only, will be voted either, solely at the Purchaser Group's election (a) as recommended by the Board or (b)(i) in an election, in the same proportion with the votes of shares of Common Stock voted in such election (excluding shares with respect to which the votes were withheld, abstained or otherwise not cast) and not beneficially owned by the Purchaser Group (excluding withheld shares and abstentions) or (ii) in a removal vote, in the same proportions as all outstanding shares of Common Stock not beneficially owned by the Purchaser Group (including shares with respect to which the votes were withheld, abstained or otherwise not cast), whether at an annual or special meeting of stockholders of the Company, by written consent or otherwise. The Purchaser Group retain its rights to vote (or to withhold its vote) all of its shares on all other matters.

         Pursuant to Section 6 of the Standstill Agreement, the Company agreed to amend the Rights Agreement, dated May 6, 2003, by and between the Company and Mellon Investor Services LLC, as rights agent (the "Rights Agreement"), to exclude the Purchaser Group from the definition of the term "Acquiring Person" as such term may relate to the acquisition by the Purchaser Group (including by "affiliates" and "associates", as such terms are defined in Rule 12b-2 under the Exchange Act, of the Purchaser Group) of beneficial ownership of the Permitted Shares described in Section 2(a)(ii) of the Standstill Agreement.

         Except as set forth above in this statement, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedule I hereto or in Item 1(a) or (d) above, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of March 4, 2005, by reason of their respective relationships with the Investors and each other, each of the Reporting Persons may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 22,624,430 shares of Common Stock, representing 22,624,430 shares of Common Stock issuable upon automatic exchange of the Exchangeable Preferred Stock, which is approximately 42.1% of the outstanding Common Stock, which percentage is based on 31,175,783 shares of Common Stock which were outstanding as of March 2, 2005 as reported in the Purchase Agreement filed as Exhibit 10.41 to the Company's 8-K filed with the Securities and Exchange Commission on March 4, 2005, and 22,624,430 shares of Common Stock which will be issued upon exchange of the Exchangeable Preferred Stock.

         The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Each Group Member disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

         (b) Each of the Investors shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 22,624,430 shares of Common Stock it may be deemed to beneficially own as of the Closing Date. Each of the Reporting Persons shares with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of the 22,624,430 shares of Common Stock it may be deemed to beneficially own as of the Closing Date.

         (c) Other than the acquisition of the shares of Exchangeable Preferred Stock on the Closing Date, no transactions in the Common Stock or Exchangeable Preferred Stock were effected during the last 60 days by the Reporting Persons or any of the persons set forth on Schedules I or in Item 2(e) hereto.

         (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the shares of Exchangeable Preferred Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Group Members have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this statement and any amendment or amendments hereto.

         The Purchase Agreement is described in Item 3, Item 4 and Item 5 above, such summary being incorporated in this Item 6 by reference. The summary of the Purchase Agreement in this Schedule 13D is qualified in its entirety by reference to the Purchase Agreement, which is attached hereto, as Exhibit 2.

         The Registration Rights Agreement is described in Item 4 above, such summary being incorporated in this Item 6 by reference. The summary of the Registration Rights Agreement in this Schedule 13D is qualified in its entirety by reference to the Registration Rights Agreement, which is attached hereto, as
Exhibit 4.

         The Standstill Agreement is described in Item 4 above, such summary being incorporated in this Item 6 by reference. The summary of the Standstill Agreement in this Schedule 13D is qualified in its entirety by reference to the Standstill Agreement, which is attached hereto, as Exhibit 5.

         Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 above or between such persons and any other person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1.       Joint Filing Agreement.

         2. Securities Purchase Agreement, dated as of March 2, 2005, by and among the Company and the investor listed on the signature pages thereto.

         3. Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series A Exchangeable Preferred Stock of Allos Therapeutics, Inc., dated as of March 3, 2005.

         4. Registration Rights Agreement, dated as of March 4, 2005, between the Company and the investor listed on the signature pages thereto.

         5. Letter Agreement, dated as of March 4, 2005, between the Company and the investor listed on the signature pages thereto.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    March 7, 2005                WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

                                       By:      Warburg Pincus & Co.,
                                                General Partner

                                       By:      /s/ Scott A. Arenare
                                                -------------------------------
                                                Name:  Scott A. Arenare
                                                Title:  Partner


Dated:    March 7, 2005                WARBURG PINCUS & CO.

                                       By:      /s/ Scott A. Arenare
                                                -------------------------------
                                                Name:  Scott A. Arenare
                                                Title:  Partner


Dated:    March 7, 2005                WARBURG PINCUS LLC

                                       By:      /s/ Scott A. Arenare
                                                -------------------------------
                                                Name:  Scott A. Arenare
                                                Title:   Managing Director

                                   SCHEDULE I

         Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). The sole general partner of Warburg Pincus Private Equity VIII, L.P. ("WP VIII") is WP. WP VIII, WP and WP LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP

----------------------------------- --------------------------------------------------------------------------------------
            NAME                     PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                        TO POSITION WITH WP, AND POSITIONS
                                           WITH THE REPORTING ENTITIES
----------------------------------- --------------------------------------------------------------------------------------
Joel Ackerman                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Scott A. Arenare                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Gregory Back                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
David Barr                          Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Larry Bettino                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Harold Brown                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Sean D. Carney                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Mark Colodny                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Timothy J. Curt                     Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
W. Bowman Cutter                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Cary J. Davis                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Oliver M. Goldstein                 Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Michael Graff                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Patrick T. Hackett                  Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Jeffrey A. Harris                   Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Stewart J. Hen                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
William H. Janeway                  Partner of WP; Member and Vice Chairman of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Julie A. Johnson                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Peter R. Kagan                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Charles R. Kaye                     Managing General Partner of WP; Managing Member and Co-President of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Henry Kressel                       Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------

----------------------------------- --------------------------------------------------------------------------------------
Joseph P. Landy                     Managing General Partner of WP; Managing Member and Co-President of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Sidney Lapidus                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Kewsong Lee                         Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Jonathan S. Leff                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Reuben S. Leibowitz                 Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Rodman W. Moorhead III              Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
James Neary                         Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Howard H. Newman                    Partner of WP; Member and Vice Chairman of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Dalip Pathak                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Lionel I. Pincus                    Partner of WP; Member and Chairman of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Michael F. Profenius                Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Stan Raatz                          Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Henry B. Schacht                    Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Steven G. Schneider                 Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Mimi Strouse                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Barry Taylor                        Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Christopher H. Turner               Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
John L. Vogelstein                  Partner of WP; Member and Vice Chairman of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
John R. Vrolyk                      Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Elizabeth H. Weatherman             Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
David J. Wenstrup                   Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Rosanne Zimmerman                   Partner of WP; Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Pincus & Company LLC*
----------------------------------- --------------------------------------------------------------------------------------
NL & Co.**
----------------------------------- --------------------------------------------------------------------------------------

---------------------

* New York limited liability company; primary activity is ownership interest in WP and WP LLC
** New York limited partnership; primary activity is ownership interest in WP.

                                MEMBERS OF WP LLC

----------------------------------- --------------------------------------------------------------------------------------
            NAME                    PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                     TO POSITION WITH WP LLC, AND POSITIONS
                                          WITH THE REPORTING ENTITIES
----------------------------------- --------------------------------------------------------------------------------------
Joel Ackerman                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Scott A. Arenare                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Gregory Back                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
David Barr                          Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Larry Bettino                       Member and Managing Director of WP LLC, Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Harold Brown                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Sean D. Carney                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Stephen John Coates (1)             Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Mark Colodny                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Timothy J. Curt                     Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
W. Bowman Cutter                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Cary J. Davis                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Tetsuya Fukagawa (2)                Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Oliver M. Goldstein                 Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Michael Graff                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Patrick T. Hackett                  Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Jeffrey A. Harris                   Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Stewart J. Hen                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Sung-Jin Hwang (3)                  Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
William H. Janeway                  Member and Vice Chairman of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Julie A. Johnson                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Peter R. Kagan                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Charles R. Kaye                     Managing Member and Co-President of WP LLC; Managing General Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Rajesh Khanna (4)                   Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------

----------------------------------- --------------------------------------------------------------------------------------
Henry Kressel                       Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Joseph P. Landy                     Managing Member and Co-President of WP LLC; Managing General Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Sidney Lapidus                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Kewsong Lee                         Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Jonathan S. Leff                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Reuben S. Leibowitz                 Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
David Li (5)                        Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Nicholas J. Lowcock (1)             Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
John W. MacIntosh (6)               Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Rodman W. Moorhead III              Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
James Neary                         Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Howard H. Newman                    Member and Vice Chairman of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Bilge Ogut (7)                      Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Dalip Pathak                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Lionel I. Pincus                    Member and Chairman of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Pulak Chandan Prasad (4)            Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Michael F. Profenius                Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Stan Raatz                          Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Henry B. Schacht                    Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Steven G. Schneider                 Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Joseph C. Schull (6)                Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Mimi Strouse                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Chang Q. Sun (5)                    Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Barry Taylor                        Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Christopher H. Turner               Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
John L. Vogelstein                  Member and Vice Chairman of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------

----------------------------------- --------------------------------------------------------------------------------------
John R. Vrolyk                      Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Elizabeth H. Weatherman             Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
David J. Wenstrup                   Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Jeremy S. Young (1)                 Member and Managing Director of WP LLC
----------------------------------- --------------------------------------------------------------------------------------
Rosanne Zimmerman                   Member and Managing Director of WP LLC; Partner of WP
----------------------------------- --------------------------------------------------------------------------------------
Pincus & Company LLC*
----------------------------------- --------------------------------------------------------------------------------------

(1)      Citizen of United Kingdom
(2)      Citizen of Japan
(3)      Citizen of Korea
(4)      Citizen of India
(5)      Citizen of Hong Kong
(6)      Citizen of Canada
(7)      Citizen of Turkey

* New York limited liability company; primary activity is ownership interest in WP and WP LLC

                                  EXHIBIT INDEX
                                  -------------

Exhibit 1.        Joint Filing Agreement.

Exhibit 2. Securities Purchase Agreement, dated as of March 2, 2005, by and among the Company and the investor listed on the signature pages thereto.

Exhibit 3. Certificate of Designations, Number, Voting Powers, Preferences and Rights of Series A Exchangeable Preferred Stock of Allos Therapeutics, Inc., dated as of March 3, 2005.

Exhibit 4. Registration Rights Agreement, dated as of March 4, 2005, between the Company and the investor listed on the signature pages thereto.

Exhibit 5. Standstill Agreement, dated as of March 4, 2005, between the Company and the investor listed on the signature pages thereto.